Exhibit 99.302

Consolidated Financial Statements of

NexTech AR Solutions Corp.

Year ended December 31, 2020,

Seven months ended December 31, 2019, and

Year ended May 30, 2019

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of NexTech AR Solutions Corp.

Opinion

We have audited the consolidated financial statements of NexTech AR Solutions Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020, 2019 and May 31, 2019, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2020, for the seven months ended December 31, 2019, and the year ended May 31, 2019 and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020, 2019, and May 31, 2019, and its financial performance and its cash flows for the year ended December 31, 2020, for the seven months ended December 31, 2019, and for the year ended May 31, 2019 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is David Goertz.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, BC

April 15, 2021

NexTech AR Solutions Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	December 31, 2020	December 31, 2019	May 31, 2019
	$	$	$
Assets

Current assets
Cash	10,684,952	2,849,344	329,678
Digital Assets (Note 4)	2,546,035	-	-
Receivables (Note 5)	1,312,548	403,651	421,274
Contract asset	244,478	-	-
Prepaid expenses (Note 6)	1,354,369	200,650	178,715
Inventory (Note 2)	3,211,675	1,353,584	579,857
	19,354,057	4,807,229	1,509,524

Non-current assets
Equipment (Note 7)	300,558	146,555	149,879
Right-of-use asset (Note 8)	1,034,724	-	-
Intangible assets (Note 9)	3,500,041	1,420,552	3,860,710
Goodwill (Note 9)	4,886,513	2,262,527	2,327,350
Total assets	29,075,893	8,636,863	7,847,463

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (Note 10)	2,527,437	1,243,528	747,479
Other payables (Note 11)	-	230,174	772,078
Deferred revenue (Note 15)	383,022	-	-
Lease liability (Note 8)	150,662	-	-
Contingent consideration (Note 3)	2,717,859	-	-
	5,778,980	1,473,702	1,519,557

Non-current liabilities
Lease liability (Note 8)	877,978	-	-
Deferred tax liability (Note 19)	-	96,956	193,435
Total liabilities	6,656,958	1,570,658	1,712,992

Shareholders’ Equity
Share capital (Note 13)	41,968,520	15,210,041	10,551,142
Convertible debentures (Note 12)	-	1,025,595	-
Reserves	6,757,098	1,407,330	1,076,944
Deficit	(26,306,683)	(10,576,761)	(5,493,615)
	22,418,935	7,066,205	6,134,471
Total liabilities and shareholders’ equity	29,075,893	8,636,863	7,847,463

Subsequent Events (Note 21)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

“Evan Gappelberg”	, Director	“Paul Duffy”	, Director

NexTech AR Solutions Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2020	Seven months ended December 31, 2019	Year ended May 31, 2019
	$	$	$
Revenue (Note 15)	17,685,652	4,003,660	2,002,365
Cost of sales (Note 16)	(7,834,668)	(1,655,756)	(1,025,778)
Gross profit	9,850,984	2,347,904	976,587

Operating expenses:
Sales and marketing (Note 15)	9,609,441	2,608,329	1,660,135
General and administrative (Note 15)	5,840,760	1,550,418	2,125,447
Stock-based compensation (Note 13)	5,665,051	391,148	750,882
Research and development (Note 15)	3,591,653	721,451	865,279
Amortization (Note 9)	672,116	190,018	124,339
Depreciation (Note 7)	82,983	21,720	27,944
	25,462,004	5,483,084	5,554,026

Other income (expense)
Impairment (Note 9)	69,423	2,207,750	194,444
Foreign exchange expense (gain)	10,095	43,489	(109,414)
Financing expense	-	7,194	21,051
	79,518	2,258,433	106,081

Loss before income taxes	(15,690,538)	(5,393,613)	(4,683,520)
Deferred income tax recovery (Note 19)	96,956	96,479	15,971
Net loss	(15,593,582)	(5,297,134)	(4,667,549)

Other comprehensive loss
Exchange differences on translating foreign operations	(252,612)	(146,447)	7,687
Total comprehensive loss	(15,846,194)	(5,443,581)	(4,659,862)

Loss per common share
Basic and diluted loss per common share	$(0.23)	$(0.10)	$(0.11)
Weighted average number of common shares outstanding
Basic and diluted	68,657,254	58,290,845	44,433,139

See accompanying notes to consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance as at May 31, 2018	37,537,872	5,375,398	44,324	-	(826,066)	4,593,656
Capital contribution	-	-	-	318,375	-	318,375
Conversion of convertible debentures	5,000,000	280,994	(44,324)	-	-	236,670
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Acquisition of intangible assets	300,000	114,000	-	-	-	114,000
Partial escrow cancellation	(400,000)	-	-	-	-	-
Shares issued for exercise of warrants	9,311,500	3,080,750	-	-	-	3,080,750
Shares released from escrow for services	-	80,000	-	-	-	80,000
Stock-based compensation	-	-	-	750,882	-	750,882
Other comprehensive loss	-	-	-	7,687	-	7,687
Net loss	-	-	-	-	(4,667,549)	(4,667,549)
Balance as at May 31, 2019	53,749,372	10,551,142	-	1,076,944	(5,493,615)	6,134,471
Partial escrow cancellation	(785,000)	-	-	-	-	-
Private placements	6,942,965	4,765,779	-	-	-	4,765,779
Share issue costs	-	(503,909)	-	339,768	-	(164,141)
Convertible debentures	-	-	1,025,595	-	(40,095)	985,500
Shares issued for services	76,913	62,999	-	-	-	62,999
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Shares issued for exercise of warrants	335,000	244,500	-	-	-	244,500
Shares issued for exercise of options	90,000	22,900	-	-	-	22,900
Vested options forfeited	-	-	-	(254,083)	254,083	-
Stock-based compensation	-	-	-	391,148	-	391,148
Other comprehensive loss	-	-	-	(146,447)	-	(146,447)
Net loss	-	-	-	-	(5,297,134)	(5,297,134)
Balance as at December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	6,188,210	6,484,190	-	-	-	6,484,190
Shares issued for exercise of option	2,354,000	2,108,344	-	(828,996)	-	1,279,348
Shares issued for purchase of Jolokia	1,000,000	1,160,358	-	-	-	1,160,358
Shares issued for purchase of Airshow	37,500	200,625	-	-	-	200,625
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	1,497,351	1,202,694	-	-	-	1,202,694
Shares for services	4,555	35,074	-	-	-	35,074
Stock-based compensation	-	-	-	5,665,051	-	5,665,051
Private placement	1,528,036	3,208,876	-	-	-	3,208,876
Short form prospectus	2,035,000	13,227,500	-	-	-	13,227,500
Share issuance costs	-	(2,069,356)	-	766,325	-	(1,303,031)
Other comprehensive loss	-	-	-	(252,612)	-	(252,612)
Net loss	-	-	-	-	(15,593,582)	(15,593,582)
Balance as at December 31, 2020	77,111,864	41,968,520	-	6,757,098	(26,306,683)	22,418,935

See accompanying notes to consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended	Seven months ended	Year ended
	December 31, 2020	December 31, 2019	May 31, 2019
	$	$	$
Cashflows from operating activities
Net loss	(15,593,582)	(5,297,134)	(4,667,549)

Items not affecting cash
Amortization of intangible assets	672,116	190,108	124,339
Accretion expense	-	7,194	21,051
Right of use asset	68,982	-	-
Deferred income tax recovery	(96,956)	(96,479)	(15,197)
Depreciation of property and equipment	82,983	21,720	27,944
Shares issued to settle related party liability	38,239	-	-
Stock-based compensation	5,665,051	391,148	750,882
Share-based payments	1,202,694	-	-
Share issued for services	35,074	62,999	80,000
Impairment of intangible asset	85,664	2,207,750	194,444

Changes in non-cash working capital balances
Receivables	(893,109)	17,623	(341,108)
Prepaid expenses	(1,152,606)	(22,768)	(115,408)
Inventory	(1,858,091)	(773,727)	(71,789)
Accounts payable and accrued liabilities	1,034,116	496,912	461,505
Other payables	(229,984)	-	-
Deferred revenue	383,022	-	-
Net cash used in operating activities	(10,556,387)	(2,794,654)	(3,550,886)

Cashflows from investing activities
Purchase of Bitcoin	(2,546,035)	-	-
Contract assets	(244,478)	-	-
Cash acquired on a business combination	-	-	128,670
Cash paid for acquisition of Map Dynamics	(777,900)	-	-
Cash paid for Infinite Pet Life	-	(434,005)	(1,760,294)
Cash paid for HootView	-	-	(85,664)
Purchase of intangible assets	(937,396)	-	-
Purchase of equipment	(18,639)	(18,639)	(127,124)
Net cash used in investing activities	(4,524,448)	(452,644)	(1,844,412)

Cashflows from financing activities
Proceeds from exercise of options and warrants	7,763,538	267,400	-
Payment of lease obligations	(75,065)	-	-
Net proceeds from short term prospectus	12,124,116	-	-
Net proceeds from private placement	3,009,048	4,601,638	3,080,750
Capital contribution	-	-	106,338
Convertible debentures	-	985,500	-
Net cash provided by financing activities	22,821,637	5,854,538	3,187,088

Change in cash	7,740,801	2,607,239	(2,208,210)
Cash, beginning	2,849,344	329,678	2,523,717
Effects of foreign exchange on cash	94,807	(87,573)	14,171
Cash, ending	10,684,952	2,849,344	329,678

Supplemental cash flow information
Taxes paid	306	-	306
Interest Paid	8,237	-	8,237
Interest received	13,446	-	13,446

See accompanying notes to consolidated financial statements.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

NexTech AR Solutions Corp. (“NexTech” or the “Company”) develops and acquires augmented reality technology solutions, owns and operates eCommerce businesses where the Company use technology solutions to sells goods online through their websites and various third party channels and provides augmented reality solutions in video hosted learning and event platforms. The Company was incorporated in the province of British Columbia, Canada on January 12, 2018. The Company’s registered and head office is located at 1200-750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

The Company’s shares trade in Canada on the NEO Exchange and Canadian Securities Exchange under the trading symbol “NTAR” and in the United States of America on the OTCQB under the trading symbol “NEXCF”.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issue by the Board of Directors on April 15, 2021.

Change in year-end

During the previous fiscal year, the company elected to change its fiscal year-end from May 31 to December 31 to have the Company’s year end financial statements more comparative with the majority of its industry competitors. As a result of the change, the financial statements for December 31, 2020 are for the twelve month period from January 1, 2020 to December 31, 2020 whereas the comparative financial statements for December 31, 2019 are for the seven months period from June 1, 2019 to December 31, 2019.

Basis of Measurement

These financial statements have been prepared on a historical cost basis and have been prepared using the accrual basis of accounting except for cash flow information.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control occurs when the Company is exposed to, or has right to, variable return from its involvements with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases. All intercompany transactions and balances have been eliminated.

The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, and Jolokia Corporation.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, except when otherwise indicated. The functional currency of each entity is measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar. The functional currency for NexTech AR Solutions USA LLC, AR Ecommerce LLC, and Jolokia Corporation is the United States dollar.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of comprehensive loss. For the Company’s three US subsidiaries, all assets and liabilities are translated at the exchange rate on the reporting date. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains or losses are included as other comprehensive loss in the statement of comprehensive loss.

Intangible Assets and Goodwill

Intangible assets are recognized and measured at cost. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The following table presents the Company’s assessment of the useful lives of intangible assets:

Website	10 years
Customer relationships	5 – 10 years
Supplier relationships	5 – 10 years
Brand (Trademarks) Technology	2 – 4 years 2 – 3 years

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over the net fair value of the acquiree’s identifiable assets and liabilities. Any negative difference is recognized directly in profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit or group of cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

Digital Assets

Digital assets consist of Bitcoin. The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with IAS 38 Intangible Assets.   The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

If the carrying value of its bitcoin exceeds the market price, an impairment loss is recognized and recorded to profit or loss. The market price is measured using the quoted price on www.coinmarketcap.com (“CMC”). Coinmarketcap.com is a pricing aggregator as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial.

Gains are realized upon sale, which is the difference between the sales price and carrying value of the specific bitcoins sold immediately prior to sale.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The Company’s determination to classify its holding of bitcoin as current assets is based on management’s assessment that its bitcoin held can be considered to be a commodity, the availability of liquid markets to which the Company may sell a portion of its holdings and that the Company is actively selling its digital currencies in the near future to generate a profit from price fluctuations.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;

●	an intangible asset not yet available for use; and

●	goodwill recognized in a business combination.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial Instruments

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value in other comprehensive income (“FVOCI”); or fair value in profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial liabilities, are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired. In cases where the fair value option is chosen for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A single expected credit loss model is used for calculating impairment for financial assets, which is based on changes in credit quality since initial recognition.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued plus any liabilities incurred to the former owner. Assets acquired and liabilities assumed (including assets and liabilities of the acquiree not previously recognized) in the business combination are measured initially at fair value at the date of acquisition, irrespective of the extent of any minority interest. Goodwill is initially measured at cost being the excess of the purchase consideration of the business combination over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities. If the purchase consideration is less than the fair value of the identifiable net assets acquired, the difference is recognized directly in profit or loss.

Convertible Debentures

The components of the compound financial instrument (convertible debenture) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount in cash for a fixed number of equity instruments of the Company is classified as an equity instrument. At the issue date, the liability component is recognized at fair value, which is estimated using the effective interest rate on the market for similar nonconvertible instruments. Subsequently, the liability component is measured at amortized cost using the effective interest rate until it is extinguished on conversion or maturity.

The value of the conversion option classified as equity is determined at the issue date, by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of tax effects, and is not revised subsequently. When the conversion option is exercised, the equity component of the convertible debentures will be transferred to share capital. No profit or gain is recognized to the conversion or expiration of the conversion option.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Transaction costs related to the issuance of the convertible debentures are allocated to the liability and equity components in proportion to the initial carrying amounts. Transaction costs related to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying value of the liability component and amortized over the estimated useful life of the debentures using the effective interest rate method.

Inventory

Inventory consists solely of finished goods. Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost basis. The realizable value of finished goods is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Equipment is amortized on a straight-line basis over five years.

Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset. When parts of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

●	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

●	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-Based Payment Transactions

The Company grants stock options to purchase common shares of the Company as well as equity instruments representing common shares to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee, including directors of the Company. The fair value of the stock options granted is measured at grant date and each tranche is recognized on a graded basis over the vesting period. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At the end of each reporting period, the amount recognized as an expense for unvested options is adjusted to reflect the number of the options that are expected to vest. If the options are forfeited subsequent to vesting or expire, the amount recorded to the reserves is transferred to deficit.

Revenue Recognition

The Company recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers. Revenue represents the fair value on consideration received or receivable from customers for goods and services provided by the Company, net of discounts and sales taxes. The Company generates revenue from the sale of renewable software licenses, technology services, and eCommerce products.

Renewable software licenses

The Company sells software licenses on a specified term basis, with customer held options for renewal where the proceeds are considered to relate to the right to use the asset over the license period therefore revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

Technology Services

For virtual events and technology services, the Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the service is distinct from some or all of the other services in the arrangement. A service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct services are combined with other services until they are distinct as a bundle and therefore form a single performance obligation. Recognition of revenue from contracts for virtual events and technology services is recognized over time based on the progress towards satisfying performance obligations.

Product Sales

Company sells products through its retail store and has e-commerce sales through its websites: infinitepetlife.com, vacuumcleanermarket.com, and trulyfesupplements.com. The Company also sells products through other sales channels where available. Revenue for these sales are recognized at a point in time in accordance with IFRS 15. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped as this represents the point where the performance obligation is met. Revenue recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Contract Assets

Contract asset represents the revenue which has not been billed but are expected to be billed and collected from customers for provision of services to date, and is valued at estimated net realizable value. Billings in excess of time value incurred on work in progress, for which future services will be provided, are recognized as contract liabilities.

Deferred and unbilled revenue

The timing of revenue recognition often differs from contract payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled revenue within accounts receivable and other. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of deferred revenue.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required.

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted loss per share is calculated by adjusting the loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Carrying value and recoverability intangible assets

The Company has determined that intangible assets that are capitalized may have future economic benefits and may be economically recoverable. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market condition and useful lives of assets.

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. Any changes to the timing of the realization or settlement of these items could impact their value.

Share-based payments

Management is required to make a number of estimates when determining the fair value of the payments resulting from share-based transactions, including the forfeiture rate and expected life of the instruments.

Revenue recognition

The Company derives its revenue from provision of technology services for virtual events which include the grant to use licenses, set up of the events, and IT support services. The assessment of whether such services are separately identifiable performance obligations and the allocation of the total price among the performance obligations requires judgement from management.

Critical Accounting Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include, but are not limited to:

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Business combinations

The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 – Business Combination (“IFRS 3”) with respect to the acquisitions (Note 3). IFRS 3 defines a business as an integrated set of activates and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income or generating other income from ordinary activates.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38, Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia”) in exchange for 1,000,000 of the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 13), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$4,000,000 payable in common shares of the Company.

Share consideration (A)	$1,326,125
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	2,224,001
Total Consideration	$3,384,361

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase priced allocation at the acquisition date:

Tangible Liabilities
Other receivable	$1,114
Equipment	118,165
Accounts payable and accrued liabilities	(51,627)
Line of credit	(171,290)
(103,638)

Intangible assets
Customer relationships (Note 9)	943,098
Brand (Note 9)	44,512
Technology (Note 9)	225,342
1,212,952

Goodwill (Note 9)	2,275,047
Total Consideration	$3,384,361

The goodwill is mainly attributable to the work force and the synergies expected to the achieved from integrating Jolokia business with the Company’s technology and services.

For the year ended December 31, 2020, Jolokia accounted for $3,147,042 in revenues and $3,892,155 in net loss since April 30, 2020. If the acquisition had been completed on January 1, 2020, the Company estimates it would have recorded a further increase of $1,573,521 in revenues (unaudited) and an increase of $1,946,077 in net loss (unaudited) for the year ended December 31, 2020.

Map Dynamics

On November 20, 2020, the Company acquired 100% of the assets of Tiger Web Media (“Map Dynamics”). Map Dynamics is a software platform that assists customers in event management and floorplan booth sales for in-person, virtual, and hybrid events.

The purchase price consists of cash (A) and contingent consideration with an initial estimated fair value as noted below (B). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$400,000 payable in common shares of the Company.

Cash consideration (A)	$777,900
Earn-out payment (contingent) (B)	493,858
Total Consideration	$1,271,758

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase price allocation at the acquisition date:

Tangible Assets	$23,985
Trade receivable

Intangible assets
Customer relationships (Note 9)	342,276
Brand (Note 9)	80,383
Technology (Note 9)	228,184
650,843

Goodwill (Note 9)	596,929
Total Consideration	$1,271,758

For the year ended December 31, 2020, Map Dynamics accounted for $41,579 in revenues and $98,079 in net loss since November 20, 2020. If the acquisition had been completed on January 1, 2020, the Company estimates it would have recorded a further increase of $457,369 in revenues (unaudited) and a further increase in net loss of $1,079,869 (unaudited) for the year ended December 31, 2020.

4.	DIGITAL ASSETS

On December 31, 2020, the Company purchased 69.2 bitcoins for $2,546,035 in cash, which represents the fair value of the bitcoin as of this date. Subsequent to the year ended December 31, 2020 the Company sold the bitcoins (Note 19).

5.	RECEIVABLES

	December 31, 2020	December 31, 2019
Trade receivables	$1,184,781	$319,972
GST receivable	127,867	83,679
	$1,312,648	$403,651

6.	PREPAID EXPENSES

	December 31, 2020	December 31, 2019
Prepaid Inventory	$1,088,887	$-
Prepaid expenses	252,241	200,650
Deposits	13,241	-
	$1,354,369	$200,650

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

7.	EQUIPMENT

	Computer Equipment	Trade show Equipment	Office Furniture and Equipment	Total
Cost
May 31, 2019	$50,128	$16,440	$111,803	$178,371
Additions	-	-	18,639	18,639
Effects of movement in exchange rates	-	-	(486)	(486)
December 31, 2019	50,128	16,440	129,956	196,524
Additions	84,575	-	44,048	128,623
Acquisition of Jolokia Corp (Note 3)	83,657	-	34,508	118,165
Effects of movement in exchange rates	(9,127)	-	(4,328)	(13,455)
December 31, 2020	209,233	16,440	204,184	429,857

Accumulated depreciation
May 31, 2019	7,977	3,836	16,679	28,492
Additions	1,501	1,919	18,300	21,720
Effects of movement in exchange rates	-	-	-	-
December 31, 2019	9,478	5,755	34,979	50,212
Additions	31,272	3,288	48,424	82,983
Effects of movement in exchange rates	-	-	(3,896)	(3,896)
December 31, 2020	40,749	9,043	79,507	129,299

Net book value
December 31, 2019	$40,650	$10,685	$95,220	$146,555
December 31, 2020	$168,484	$7,397	$124,677	$300,558

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

8.	LEASES

The company entered into a long-term lease agreement related to warehouse space. The lease term is 8 years commencing July 1, 2020. The present value of future lease payments were measured using an incremental borrowing rate of 6% annum as of January 1, 2020. The right of use asset is as follows:

Right of use assets

Total
Balance, December 31, 2019 and May 31, 2019	$-
Additions	1,103,706
Depreciation	(68,982)
At December 31, 2020	$1,034,724

Lease obligations

Total
Balance, December 31, 2019 and May 31, 2019	$-
Additions	1,103,706
Interest expense	1,318
Lease payments	(76,384)
At December 31, 2020	$1,028,640
Current	$150,662
Non-current	877,978
At December 31, 2020	$1,028,640

The maturity analysis of the lease liabilities as at December 31, 2020 is as follows:

Maturity Analysis
Less than one year	$158,215
One to five years	881,915
Over five years	290,290
Total undiscounted lease liabilities	$1,330,420
Amount representing implicit interest	(301,780)
Balance at December 31, 2020	$1,028,640

Interest expense for the year ended December 31, 2020 was $1,318 (2019 - $Nil).

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

9.	INTANGIBLE ASSETS

			Customer	Supplier
	Licenses	Websites	relationship	relationship	Brand	Technology	Goodwill	Total
	$	$	$	$	$	$	$	$
Costs
As at May 31, 2019	2,207,750	85,664	250,037	329,675	1,070,256	-	2,327,350	6,270,732
Impairment	(2,207,750)	-	-	-	-	-	-	(2,207,750)
Foreign exchange	-	-	(6,342)	(8,603)	(27,444)	-	(64,823)	(107,212)
December 31, 2019	-	85,664	243,695	321,072	1,042,812	-	2,262,527	3,955,770
Acquisition of Jolokia (Note 3)	-	-	943,098	-	44,512	225,342	2,275,047	3,487,999
Acquisition of Map Dynamics (Note 3)	-	-	342,276	-	80,383	228,184	596,929	1,247,772
Impairment of Hootview	-	(85,664)	-	-	-	-	-	(85,664)
Additions	-	-	-	-	2,891	1,100,446	-	1,103,337
Effects of movement in exchange rates	-	-	(90,822)	(6,328)	(25,769)	(23,185)	(247,990)	(394,094)
December 31, 2020	-	-	1,438,247	314,744	1,144,829	1,530,787	4,886,513	9,315,120

Accumulated depreciation
As at May 31, 2019	-	2,677	3,480	13,050	63,465	-	-	82,672
Additions	-	4,997	14,216	18,729	152,077	-	-	190,019
December 31, 2019	-	7,674	17,696	31,779	215,542	-	-	272,691
Impairment of Hootview	-	(16,241)	-	-		-	-	(16,241)
Additions	-	8,567	168,480	31,475	383,522	80,072	-	672,116
December 31, 2020	-	-	186,176	63,254	599,064	80,072	-	928,566

Net book value
December 31, 2019	-	77,990	225,999	289,293	827,270	-	2,262,527	3,683,079
December 31, 2020	-	-	1,252,071	251,490	545,765	1,450,715	4,886,513	8,386,554

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

9.	INTANGIBLE ASSETS (continued)

Website

On February 6, 2019, the Company acquired 100% of HootView for $85,554 (US$65,000), which included a domain name. The website was written down on December 31, 2020.

Technology

On August 27, 2020, the Company acquired certain assets from Next Level Ninjas LLC with the consideration of a cash payment of $737,825 (US$550,000). The acquisition of such assets did not constitute a business under IFRS 3; therefore, the transaction was accounted for as an asset acquisition.

On October 1, 2020, the Company acquired the AiR Show application, which allows consumers to view and interact with human holograms for application such as virtual concerts, conferences, and other events. The fair cost of the application on acquisition date was $400,186. The total consideration paid for the Air Show application included 37,500 common shares of the Company with a fair value of $200,625 and cash of $199,571.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In the year ended 2020, the Company acquired a 100% interest in Jolokia and Map Dynamics, which included goodwill, valued at $2,275,047 and $596,929 respectively.

The goodwill balance as at December 31, 2020 consists of the carrying value of goodwill acquired from acquisitions noted above and includes the currency translation adjustment for the year ended December 31, 2020 of $74,383 (2019 - $7,687). The Company estimated the recoverable amount based on the value-in-use method of the cash-generating units that the goodwill contributes to was higher than the carrying value at December 31, 2020.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 3%. The discount rate of 20 - 25% was used.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
Accounts payable	$1,835,236	$1,149,901
Accrued liabilities	692,201	93,627
	$2,527,437	$1,243,528

11.	OTHER PAYABLES

The Company owed deferred payments of $230,174 to the former owners of Infinite Pet Life as at December 31, 2019. In June 2019, the Company issued 100,000 common shares with a fair value of $66,630 (US$50,000) as partial settlement of this debt in addition to a regular instalment payment of $161,391 (US$121,110). Due to issuance of the common shares, the remaining instalment payments were reduced to $144,735 (US$108,611) from $161,391 (US$121,110) per month. The Company paid two instalments of this amount through July and August 2019. In September 2019, the Company renegotiated the repayment terms of its remaining instalment payments owed.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

11.	OTHER PAYABLES (continued)

Under these renegotiated terms, the Company paid $27,541 (US$20,000) per month from September 2019 through May 2020 and a final payment of $50,730 (US$37,220). As at December 31, 2020 the balance owed is $nil (December 31, 2019 - $230,174)

	December 31, 2020	December 31, 2019
Opening	$230,174	$772,078
Monthly installments	(230,174)	(475,274)
Issuance of common shares	-	(66,630)
Ending	$-	$230,174

12.	CONVERTIBLE DEBENTURE

In July 2019, the Company entered into a convertible debenture for $985,000 with an effective interest rate of 9%, maturing thirty-six months from the date of issuance, and to be repaid in twelve equal instalments. Notwithstanding the foregoing, the first payment was due six months after the issuance date. The Company, at its discretion, has the option to pay the amount due at each payment date in cash or common shares based on a fixed conversion price of $0.60 per share. The Company may prepay all or a portion of the principal amount and accrued interest outstanding subject to a 15% prepayment penalty. These convertible debentures have been treated as equity on its statement of financial position.

During the year ended December 31, 2020, the Company had the following activities related to this convertible debenture:

●	issued 347,663 common shares for a total of $208,598 of which $164,250 was principal and $44,348 was interest on January 19, 2020

●	issued 167,672 common shares for a total of $100,603 of which $82,125 was principal and $18,478 was interest on April 19, 2020

●	On May 5, 2020, the Company extinguished the convertible debenture by issuing 1,236,444 common shares for the outstanding principal balance of $739,125 and $2,741 in interest. The extinguishment was subject to a 15% cash pre-payment penalty of $110,869.

Of the above, the CEO who is a related party was issued 1,167,852 common shares for a total of $700,711 in principal and interest and a pre-payment penalty fee of $73,913 (Note 14).

On December 31, 2020, the company had $nil (2019 - $1,025,595) outstanding on the convertible debenture.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

13.	SHARE CAPITAL

Authorized

As at December 31, 2020 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended December 31, 2020, the Company had the following share transactions:

●	issued 4,555 shares with a fair value of $35,074 as part of shares issued for services

●	issued 1,497,351 shares with a fair value of $1,202,694 on the conversion of warrants under the share-based payment arrangement

●	issued 47,799 shares with a fair value of $38,239 to settle a related party liability (Note 13);

●	issued 1,910,163 shares as payment on convertible debenture (Note 12);

●	issued 1,000,000 shares with a fair value of $1,326,125 shares for the acquisition of Jolokia Corp with 100,000 of these issued shares with a fair value of $165,765 held by the Company in treasury for liabilities assumed as part of the transaction (Note 3);

●	issued 1,528,036 units for gross proceeds of $3,208,876. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $3.00 per share for a period of 2 years from issuance. In relation, the Company issued 86,433 broker warrants, with the same terms as the private placement warrants but a different exercise price of $2.19 per share. The fair value of the broker warrants was estimated using the Black Scholes Option Pricing Model with the following assumptions: expected dividend yield of 0%, expected volatility based on historical volatility of 124%, a risk free interest rate of 0.26% and an expected maturity of 2 years. The Company issued broker warrants with a fair value of $113,242 and paid cash of $205,254 for share issuance costs;

●	issued 2,035,000 units for gross proceeds of $13,227,500. Each Unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $8.00 for a period of 24 months following issuance date. In relation, the Company issued 142,250 broker warrants, with the same terms as the short form prospectus warrants but a different exercise price of $6.50 per share. The fair value of the broker warrants was estimated using the Black Scholes Option Pricing Model with the following assumptions: expected dividend yield of 0%, expected volatility based on historical volatility of 157%, a risk free interest rate of 0.30% and an expected maturity of 2 years. The Company issued broker warrants with a fair value of $653,083 and paid cash of $1,103,384 for shares issuance costs;

●	issued 37,500 shares for with a fair value of $200,625 as part of the consideration for the acquisition of the AiR Show application (see Note 9);

●	issued 2,354,000 shares for the exercise of options for proceeds of $1,279,348. In connection with the exercise an amount of $828,996 was reclassified from reserves to share capital; and

●	issued 6,188,210 shares for the exercise of warrants for proceeds of $6,484,190.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

13.	SHARE CAPITAL (continued)

During the period ended December 31, 2019, the Company had the following share capital transactions:

●	issued 6,942,965 shares for gross proceeds of $4,765,779; the share issue costs were $164,141;

●	cancelled 785,000 shares held in escrow for services;

●	issued 76,913 shares (with a fair value of $62,999) for future services;

●	issued 100,000 shares (with a fair value of $66,630) as partial settlement of other payables (Note 11);

●	issued 90,000 shares for the exercise of options;

●	issued 335,000 shares for the exercise of warrants; and

●	Issued 2,000,000 warrants to be reserved as part of the Company’s share based payment agreement for management and consultants. The warrants granted were valued at $0.80 per share for a total of $1,600,000 and vest upon completion of services stipulated within each agreement.

Share purchase warrants

		Weighted
		Average
	Number	Exercise Price
Balance, as at May 31, 2019	-	$-
Granted	7,302,340	0.83
Exercised	(335,000)	(0.73)
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	1.04
Exercised	(6,387,850)	(5.74)
Balance, as at December 31, 2020	3,339,891	$3.23

The weighted average remaining life on the warrants is 1.09 years. The broker warrants have been valued at an aggregate $925,925 (2019 - $339,768) using the Black-Scholes option pricing model with the following assumptions:

	Year ended	Seven months ended
Weighted average	December 31, 2020	December 31, 2020
Risk free interest rate	0.83%	1.58%
Expected life of warrants in years	2 years	2 years
Expected dividend yield	0%	0%
Expected stock volatility	126%	103%
Fair value per warrant	$2.65	$0.52

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

13.	SHARE CAPITAL (continued)

Stock options

		Weighted
		Average
	Number	Exercise Price
Balance, as at May 31, 2019	5,274,000	$0.36
Granted	1,790,000	0.77
Cancelled	(2,495,000)	(0.37)
Exercised	(90,000)	(0.25)
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	5,183,000	4.26
Cancelled	(251,667)	(0.62)
Exercised	(2,354,000)	(0.54)
Forfeited	(1,178,333)	(1.86)
Balance, as at December 31, 2020	5,868,000	$3.55

The weighted average remaining life of the outstanding stock options is 2.31 years.

The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. During the year ended December 31, 2020, $5,665,051 (2019 - $391,148) was recognized as stock based compensation.

The weighted average assumptions used in calculating the fair values are as follows:

	Year ended	Seven months ended
Weighted average	December 31, 2020	December 31, 2019
Risk free interest rate	1.39%	1.58%
Expected life of options in years	3.00	2 years
Expected dividend yield	0%	0%
Expected stock option volatility	150%	103%
Fair value per option	$1.83	$0.52

The weighted trading average price of the Company’s shares on the date the options were exercised is $4.30.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

13.	SHARE CAPITAL (continued)

		Exercise	Number	Number
Date Granted	Expiry Date	Price	Outstanding	Exercisable

November 1, 2018	November 1, 2021	$0.29	340,000	340,000
November 2, 2018	November 2, 2021	$0.25	138,000	138,000
April 17, 2019	April 17, 2022	$0.78	100,000	66,667
May 9, 2019	May 9, 2022	$0.72	39,000	26,000
June 14, 2019	June 14, 2022	$0.65	60,000	40,000
August 19, 2019	August 19, 2022	$0.75	125,000	41,667
October 10, 2019	October 10, 2022	$0.84	500,000	300,000
April 9, 2020	April 9, 2023	$1.34	933,000	157,000
June 3, 2020	June 3, 2023	$2.28	100,000	20,000
June 19, 2020	June 19, 2023	$2.20	975,000	175,000
July 13, 2020	July 13, 2023	$8.35	300,000	-
July 28, 2020	July 13, 2023	$6.65	50,000	-
August 25, 2020	August 25, 2023	$5.88	550,000	-
September 30, 2020	September 30, 2023	$5.59	900,000	-
October 2, 2020	October 2, 2023	$4.63	50,000	-
November 18, 2020	November 18, 2023	$4.58	500,000	-
December 11, 2020	December 11, 2023	$4.52	33,000	-
December 23, 2020	December 23, 2023	$4.51	175,000	-
Total			5,868,000	1,304,333

The following table presents the stock-based compensation expense by function:

	Year ended	Seven months ended
	December 31, 2020	December 31, 2019
General and administrative	$453,204	$94,088
Research and development	2,945,825	276,089
Sales and marketing	2,266,021	20,971
	$5,665,051	$391,148

On December 5, 2019, the company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the year ended December 31, 2020 was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants. As at December 31, 2020, 1,353,947 units (2019 - 191,203) were vested and 454,850 units (2019 – 2,000,000) were outstanding. In addition to this arrangement, the Company made nominal share-based payments to consultants at market value on the grant date.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

14.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Year ended	Seven months ended
	December 31, 2020	December 31, 2019
Remuneration for services	$432,958	$478,699
Share-based payments	893,789	120,546
	$1,326,747	$599,245

Amounts due to and from related parties as at December 31, 2020 and December 31, 2019 are as follows:

Related party assets (liabilities)	December 31, 2020	December 31, 2019
Key management personnel	$(5,388)	$143,727

The amounts owed from the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment.

In addition to the above, the Company extinguished convertible debentures on May 5, 2020 payable to the CEO. As part of this transaction the CEO was issued 1,167,852 common shares for a total of $700,711 in principal and interest and a pre-payment penalty fee of $73,913 (Note 12).

15.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents a disaggregation of revenue by service:

	Year ended	7 months ended
	December 31, 2020	December 31, 2019
Product sales	$13,932,871	$3,951,189
Technology services	3,417,501	52,471
Renewable software licenses	335,280	-
	$17,685,652	$4,003,660

The product sales are recognized at a point in time and the technology services and renewable software licenses revenue is recognized over time.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

15.	REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Contract liabilities

Contract liabilities represent customer payments received for services to be provided subsequent to the reporting date. Significant changes in contract liabilities are as follows:

	Year ended	7 months ended
	December 31, 2020	December 31, 2019
Contract liabilities, beginning	$-	$-

Addition to deferred revenue - acquisition	105,000	-
Revenue recognized that was included in contract liabilities	(105,000)	-
Amount received for revenue unearned	383,022	-
Contract liabilities, ending	$383,022	$-

Current	383,022	-
Non-current	-	-
Contract liabilities, ending	$383,022	$-

Contract assets

	Year ended	7 months ended
	December 31, 2020	December 31, 2019
Contract liabilities, beginning	$-	$-
Contract assets related to technology services	244,478	-
Contract liabilities, ending	$244,478	$-

Current	244,478	-
Non-current	-	-
Contract liabilities, ending	$244,478	$-

The following is a breakdown of the Company’s revenues from external customers attributed to the entity’s countries of domicile (Canada and the United States) and foreign countries. Revenues are attributed based on the country that the signing customer’s head office is located in.

	12 months ended December 31,	7 months ended December 31,	12 months ended May 31,
	2020	2019	2019
Countries of domicile	$16,971,367	$4,003,660	$2,002,365
Foreign countries	$714,285	$-	$-
Total revenue	$17,685,652	$4,003,660	$2,002,365

The Company has non-current assets held in foreign countries.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

16.	EXPENSES BY NATURE

The Company presents operating expenses by function with the exception of amortization, depreciation and foreign exchange loss. The following presents operating expenses by nature:

Cost of Sales

	Year ended	7 months ended
	December 31, 2020	December 31, 2019
Cost of products/services	$6,922,340	$1,655,756
Salaries and wages	706,872	-
Consulting fees	205,456	-
	$7,834,668	$1,655,756

Sales and marketing

	Year ended	7 months ended
	December 31, 2020	December 31, 2019
Advertising	$5,455,027	$1,838,291
Consultant fees	1,618,178	319,205
Salaries, wages, and commissions	1,071,859	6,600
Management fees	786,833	208,911
Investor relations	677,544	235,322
	$9,609,441	$2,608,329

General and administrative

	Year ended	7 months ended
	December 31, 2020	December 31, 2019
Compliance fees	$103,945	$51,919
Salaries and wages	1,199,252	516,895
Consultant fees	469,696	227,269
Employee benefit	45,567	7,728
Management fees	223,037	80,697
Office, general, and other	1,285,224	109,238
Equipment, repairs, and maintenance	125,996	204,248
Professional fees	747,153	193,576
Shipping and warehouse costs	1,640,890	158,849
	$5,840,760	$1,550,418

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

16.	EXPENSES BY NATURE (continued)

Research and development

	Year ended	7 months ended
Research and development	December 31, 2020	December 31, 2019
Consultant fees	$706,971	$626,070
Management fees	-	33,395
Salaries	2,840,608	-
Platform, maintenance, and other	44,074	61,986
	$3,591,653	$721,451

17.	SEGMENTED INFORMATION

For the year ended December 31, 2020, the Company has two reportable segments:

●	The operation of eCommerce platforms which generates revenue from online sales channels, market places, and direct sales through websites

●	The provision of technology services for eCommerce, virtual events, higher education and advertising.

The above reportable segments are the way the Company reports information regarding segment performance, including net profit (loss) for the year ended December 31, 2020.

The following is summarized financial information of the Company’s reportable segments for the year ended December 31, 2020.

	eCommerce	Technology Servies	Corporate	Total
Revenue	$13,932,871	$3,752,781	$-	$17,685,652
Amortization	$343,386	$328,730	$-	$672,116
Net income (loss)	$(1,128,411)	$(832,550)	$(13,885,233)	$(15,846,194)

Total asset	$925,502	$216,497	$27,933,893	$29,075,892
Total liablities	$(1,969,055)	$(1,112,213)	$(3,575,690)	(6,656,958)
Net assets (liabilities)	$(1,043,553)	$(895,716)	$24,358,203	$22,418,934

The following is summarized financial information of the Company’s reportable segments for the period ended December 31, 2019.

	eCommerce	Technology Servies	Corporate	Total
Revenue	$3,955,997	$-	$47,663	$4,003,660
Amortization	$190,018	$-	$-	$190,018
Net income (loss)	$25,041	$-	$(5,468,622)	$(5,443,581)

Total asset	$891,182	$-	$7,745,682	$8,636,864
Total liablities	$(727,199)	$-	$(843,459)	(1,570,658)
Net assets (liabilities)	$163,983	$-	$6,902,223	$7,066,206

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

18.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $56,181.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes on its convertible notes as these bear interest at a fixed rate of 9%. As such, fluctuations in the market interest rates during the year ended December 31, 2020 and the seven months ended December 31, 2019, had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

18.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Fair Values

The Company’s financial instruments consist of cash, receivables, and accounts payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at December 31, 2020, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

19.	INCOME TAXES

A reconciliation between the Company’s income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31, 2020	Seven months ended December 31, 2019	Year ended May 31, 2019
	$	$	$
Loss for the year before income taxes	(15,690,538)	(5,393,613)	(4,667,549)

Expected income tax recovery	(4,236,000)	(1,456,276)	(1,260,238)
Share issuance costs	(352,000)	(91,737)	-
Items not deductible for tax purposes	729,000	64,356	218,082
Acquisition of Jolokia	109,000	-	-
Income tax benefit not recognized	3,846,956	1,387,178	1,026,185
Income tax recovery	(96,956)	(96,479)	(15,971)

The significant component of the Company’s net deferred tax assets and liabilities are as follows:

	December 31, 2020	Seven months ended December 31, 2019	Year ended May 31, 2019
	$	$	$
Deferred tax assets
Equipment	695,000	2,175	7,846
Share issue costs	255,000	130,818	57,428
Intangible assets	224,000
Non-capital loss carry forward – US	1,314,896	104,775	41,442
Non-capital loss carry forward – Canada	4,379,000	2,384,681	1,263,411
	6,867,896	2,622,449	1,370,127
Unrecognized deferred tax assets	(6,867,896)	(2,235,257)	(1,216,963)
Deferred tax assets	-	387,192	153,163

Deferred tax liabilities
Intangible assets	-	(484,148)	(346,598)
Net deferred tax liability	-	(96,956)	-

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian dollars)

19.	INCOME TAXES (continued)

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. The Company has not recognized the benefits of the following deductible temporary differences:

	December 31, 2020	Seven months ended December 31, 2019	Year ended May 31, 2019
	$	$	$
Non-capital loss carry forward	20,973,000	7,781,753	4,081,003
Share issue costs	944,000	-	-
Other	3,406,000	496,519	425,915
	25,323,000	8,278,273	4,506,918

At December 31, 2020 the Company had approximately of $16,220,000 of non-capital losses carry-forwards in Canada which expire in 2040 and non-capital loss carry-forwards of approximately $4,753,000 that may be carried forward indefinitely, subject to limitations. The potential future tax benefits of these expenses and losses carried-forward have no been reflected in these consolidated financial statements due to the uncertainty regarding their ultimate realization. Tax attributes are subject to review, and potential adjustment by tax authorities.

20.	CONTINGENCY

During the year ended December 31, 2020, the Company has received a legal claim against the Company in respect of the acceleration term on the right to exercise certain warrants. The claim is still at the preliminary stage. It is premature to determine the outcome of this claim.

21.	SUBSEQUENT EVENTS

On January 2, 2021 the Company purchased 61 bitcoins for $2,550,200 in cash. On January 21, 2021, the Company sold all of its 130.2 bitcoins for $5,312,538 resulting in a gain of $216,303.

On April 8, 2021, the Company issued 2,801,500 units and 100,000 warrants for proceeds of $14,061,790 ($12,844,838 net of share issuance costs). Each unit is comprised of one common share and one-half warrant. Each warrant is exercisable into one common share at a price of $6.00 for 2 years, subject to an accelerated expiry if certain conditions are met.